Exhibit 99.1

Diversified Energy Completes Maverick Acquisition

BIRMINGHAM, AL /  March 14, 2025 / Further to the announcements on January 27, 2025 and February 20, 2025, Diversified Energy Company PLC (LSE: DEC; NYSE: DEC) (“Diversified” or the “Company”), an independent energy company focused on natural gas and liquids production, transportation, marketing and well retirement, today announces the completion of its previously announced acquisition of Maverick Natural Resources (the “Acquisition”).

Issue of shares

In connection with the Acquisition and following the overwhelming approving by the shareholders of the Company at the general meeting on March 10, 2025, the Company has allotted and issued 21,194,213 new ordinary shares in the capital of the Company (the “Consideration Shares”). The Consideration Shares will be listed on the New York Stock Exchange and will rank pari passu in all respects with Diversified's existing ordinary shares of £0.20 nominal value each.

Applications have been made to (i) the Financial Conduct Authority (the “FCA”) for admission of the Consideration Shares to listing on the equity shares (commercial companies) category of the Official List; and (ii) London Stock Exchange plc for admission of the Consideration Shares to trading on its main market for listed securities (together, "Admission"). It is expected that Admission will occur at 8.00 a.m. (London time) on 17 March 2025.

Governance and Leadership

Following the closing of the Acquisition, Rick Gideon, Chief Executive Officer (CEO) of Maverick Natural Resources will become the Chief Operating Officer (COO) of the Company effective March 18th, 2025.

Other than as set out above, there has been no material change affecting any matter relating to the Acquisition contained in the announcements released by Diversified on January 27, 2025 and February 20, 2025.

Total voting rights

For the purposes of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules, the total number of ordinary shares of £0.20 each in the capital of the Company in issue as at March 14, 2025 is 80,990,155 with each ordinary share carrying the right to one vote. There are no ordinary shares held in treasury and therefore the total number of voting rights as at in the Company as at March 14, 2025 is 80,990,155.

The above figure may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Citi served as financial and transaction advisor to Diversified.  KeyBanc Capital Markets, Truist and Stifel served as additional advisors to Diversified. Gibson, Dunn & Crutcher LLP and Latham & Watkins (London) LLP served as legal advisor to Diversified on the Acquisition. Jefferies Securities served as financial advisor and Kirkland & Ellis LLP is serving as legal advisor to Maverick and EIG.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified
Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements reflect the Company's beliefs and expectations and are subject to risks and uncertainties. These risks and uncertainties may relate to factors that are beyond the Company's ability to control or estimate precisely, including the risk factors described in the "Risk Factors" section in the Company's Annual Report and Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission ("SEC") and the risk factors described in Exhibit 99.2 to the Company's Form 6-K furnished with the SEC on January 27, 2025. Forward-looking statements speak only as of their date and neither the Company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.